UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

2nd quarter of 2025
(BRGAAP)



Santander

Santander

Index

Earning Release of the 2nd quarter of 2025 (BRGAAP)

This quarter, we remained focused on executing our strategy of being the most present bank in our customers' lives, as well as on building a more diversified and solid operation that is capable of delivering consistent results. We recorded a profit of R$ 3.7 billion and a return on equity of 16.4%, expanding versus 2024 but declining compared to the first quarter due to a more challenging macroeconomic environment.

In credit, we maintained strong discipline in capital allocation, prioritizing higher profitability lines and good asset quality, while in funding, we continued to focus on changing the funding mix to achieve a greater share of Individual's segment. This discipline, allied to active price management, resulted in the expansion of our spread and positive revenue evolution during the period. Regarding loan quality, the non-performing loan ratios are still challenged by the macro environment but are already showing improvement this quarter.

In terms of efficiency, digital transformation has enabled us to optimize our store network, maximize our productivity, and achieve operational excellence while providing the best experience for our customers. Consequently, we reached the best efficiency ratio in the last 3 years and still see significant room for evolution in the upcoming periods.

It is also important to highlight the progress made in our strategic levers: (i) in Consumer Finance, the largest and most digital in the country, we are reaping the benefits of our solid strategy, based on solutions that increasingly deliver value to customers and a comprehensive ecosystem, allowing for cross-selling exploration and sustainable revenue expansion; (ii) in SMEs, we remain close, available, and integrated into the client's business, "stepping out of the bank" to serve our clients inside their companies, with customized solutions tailored to their needs, a dynamic that is already reflected in productivity, profitability, and satisfaction; (iii) in Cards, a key lever for transactionality, we have been working on simplifying the portfolio, presenting a more targeted and higher value-added offering to better serve our customers; and (iv) with a focus on diversifying our revenues, we also underscore the evolution on two business fronts, Premium bonds and "Consórcio", which have substantial growth and value generation potential, achieving significant advancements in revenue over the past two years.

Also, during the quarter, in payments, we launched the bank of all accounts. Stemming from a strategic combination of data, hyper-personalization, and digital experience to reinforce our principality, we now serve our customers more comprehensively, with a multi-bank perspective. By putting technology at the service of experience, we offer a solution that allows our customers to manage their entire financial lives through our One app.

We are building a more agile, simple, and human Santander. Always thinking of our customers – listening, understanding, and offering what makes best fits each business context and moment.

We continue to move forward with the consistent evolution of our ROAE, maintaining a disciplined approach to capital allocation, anchored by our strategic pillars and constant transformation alongside our customers, employees, shareholders, and society.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 2Q25

Expanded Loan Portfolio
R$ 675.5 billion (-1.0% QoQ and +1.5% YoY)
Discipline in capital allocation prioritizing lines with greater profitability

Net Interest Income
R$ 15.4 billion (-3.3% QoQ and +4.4% YoY)
Decline in the quarter due to market NII

Cost of risk
3.9% (+0.2 p.p. QoQ and +0.3 p.p. YoY)
Impacted by the macroeconomic environment

Fees
R$ 5.2 billion (+1.3% QoQ and +0.4% YoY)
Fees expanding in a diversified manner

Funding from clients
R$ 643.8 billion (-1.2% QoQ and +0.2% YoY)
Evolution in the funding mix, with a focus on Individuals

Expenses
R$ 6.4 billion (-2.5% QoQ and +1.5% YoY)
Strict expense control agenda in the quarter, focusing on cost efficiency

ROAE
16.4%
(-1.1 p.p. QoQ and +0.8 p.p. YoY)

Net Profit
R$ 3.7 billion
(-5.2% QoQ and +9.8% YoY)

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | Culture and People

Customer Centricity

Technological evolution to serve our customers where, how and when they desire

Integrated customer perspective

We remain focused on being the most present bank in our customers' lives. Our customer-centric strategy translates into sustainable growth of our customer base, especially among customers with primacy[1], evolution of satisfaction, as measured by the NPS, and increased profitability. We expanded our customer base by 7% YoY, reaching 71.7 million. Individuals' customers with primacy grew by 20% over the year.

The evolution of our business model, utilizing technology extensively to serve customers when, how, and where they desire, enables continuous enhancement of their journey, with product offerings better suited to their profile, always focusing on primacy. To drive the recovery of our profitability, we will leverage our three pillars of primacy: transactionality, credit, and investments.

Customers

Total
71.7 million
(+7% YoY)

Active
33.5 million
(+5% YoY)

Customers with primacy[1]
+20% YoY

Obsession with a complete customer experience

We are constantly striving to improve our offerings and customer service by combining human contact with the digital environment to bring the best experience at every touchpoint with the Bank. In the digital channel, we continue to evolve technologically, with increasingly simpler yet more comprehensive journeys. This quarter, in payments, we introduced the bank of all accounts. Stemming from a strategic combination of data, hyper-personalization, and digital experience to reinforce our principality, we now serve our customers more comprehensively, with a multi-bank perspective. By putting technology at the service of customers' experience, deeply understanding their needs, we offer a solution that allows our customers to manage their entire financial lives through our One app.

In the assisted channels, which encompass our physical and remote channels, our service model positions the store as a convenience channel and a component of a full multichannel offering. With a focus on being increasingly solution-oriented to enhance our customers' experience, we achieved a first-call resolution rate of 98% in the remote channel.

Customer satisfaction

Our joint efforts have led to increased customer satisfaction over the past two years in the Individuals and SMEs segments. From a journey perspective, we observed a 4-point improvement in the payments journey and a 17-point increase in the PIX journey since December of 2023.

Individuals
NPS 61
+10 points in 2 years

Companies
NPS 47
+14 points in 2 years

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be considered as the primary one for Individual's customer.

Transactionality



Fundamental pillar for customer primacy

Booster for the revenue diversification strategy

Focus on being present in the daily lives of our customers

Cards

Key lever for transactionality

We view cards as a key transactionality lever, serving as a business driver. This quarter, we sustained growing recurrence in the use of our cards, reflecting the increase in credit transaction volume (+5% YoY and +4% QoQ), the rise in average spending (+13% YoY and +6% QoQ) and the expansion of our active customer base[1], contributing to consistent and sustainable growth in credit turnover (+12% YoY and +4% QoQ). Currently, 88% of our cardholder base is composed of account holders, clients with a better risk profile, registering an expansion of 1 p.p. over the year and stability in the quarter. Aligned with this more qualified base, we have 55% of our portfolio in high-income clients. We remain focused on being increasingly present in our customers' lives, striving for constant improvement in their experience. In this regard, we have been working on streamlining the portfolio to better serve the customer by delivering more targeted products and greater added value.

Thanks to our global operations, we are building a unique cloud-based card platform with the Santander Group that will allow for the exchange of experiences and functionalities, bringing more agility, unparalleled features, and benefits to customers. In the high-income segment, we offer Select Global, a digital international account with a card accepted in over 200 countries, providing a one-of-a-kind experience to the customer.

Payment journey

We are constantly working to be our customers' daily choice by bringing solutions that make their financial lives simpler, more practical and efficient. Thus, we are transforming the payment journey, presenting a new experience by unifying transfers and payments in a single place, enabling customers to enjoy greater convenience, improved service, and better management of their transactions. In this sense, we launched "Trazer dinheiro", a new functionality in the Santander app via Open Finance, which allows customers to bring funds from other banks without leaving our app, in addition to tap-to-pay PIX via Wallet and automatic Pix, simplifying our customers' daily lives.

(1) Customers with credit card.

Strategy progress:

Credit

Credit serves as a complementary component to transactionality and investments, with hyper-personalization contributing to maximize the customer experience. We focus on data-driven prospection with reduction of the acquisition cost and real-time customized offers. We have also adopted an increasingly smarter approach through Open Finance for SMEs and Individuals.

SMEs

Wide presence and competitive advantages to drive business growth

We are closer, more available, and integrated into our clients' businesses with an offering that prioritizes the primary relationship. We keep expanding the SMEs segment through greater transactionality, consistent lending, and increased funding, with continuous enhancements to our customers' experience and personalized offerings tailored to their needs. We reached R$ 86 billion in our expanded loan portfolio, representing growth of 10% over the year. Furthermore, we revamped our service offering and model last year, invested in bolstering our team of specialists, and maintained our focus on digitizing our processes, in addition to investing in strengthening our brand. This enabled us to provide better service and attain greater productivity (4 times more visits per specialist[1]), customer satisfaction (+14 points in 2 years) and business profitability, with the first semester revenue increasing by 12% over 2 years.

Individuals

Focus on asset quality and profitability

We are focused on the quality and profitability of our lending operations through selective growth and by favoring the overall relationship with our customers. We achieved R$ 264 billion in our expanded loan portfolio in the individual segment (disregarding the consumer finance unit), remaining virtually stable year-on-year (-0.5%). We maintain a disciplined approach to lending, focusing on the quality and profitability of our assets, increasing the segment's revenue by 2% YoY in the first semester, with the NPL ratio (over 90 days) improving by 0.2 p.p. yearly. The Select segment grew its revenues by 8% YoY this semester and its NPL ratio is 33% lower than other individual customer segments. In the mass income segment, we continue to evolve through hyper-personalization and a focus on the customer experience and journey, alongside a 11% YoY reduction in the cost to serve, thereby boosting our efficiency.

Santander Financiamentos

Consumer Finance as the highlight in the credit pillar

We remain the largest and most digital consumer finance business in the country, being a benchmark for convenience, with a streamlined journey for obtaining financing in just 4 clicks, and high-quality customer service from the very first interaction. This structure is enhanced by the extensive reach of our commercial network, with a strong presence in sales points directly integrated with partners, such as stores and correspondents in the automotive industry as well as in the retail of goods and services. This positioning, allied to partnerships with 6 of the 10 largest automakers in the country, enables us to maintain our leadership in auto loans to individuals, holding a 21% market share[2] of the portfolio, and in electric vehicles, with a 50% share of new sales.

The loan portfolio totaled R$ 87 billion (+16% YoY), with R$ 77 billion just in vehicles (+14% YoY), and origination reached R$ 12 billion in the quarter, with 82% in the best ratings. We are still exploring cross-selling, having opened over 1 million accounts in 2 years and strengthening the integrated offering through the launch of new insurance products for vehicles and motorcycles that better suit our customers' needs. We advanced by 16% YoY in insurance policies and by 21% YoY in fees on new contracts. We kept NPL (over 90) under control, with a drop of 0.3 p.p. in the year, while maintaining a high customer satisfaction rate, reflected in an NPS of 90 points.

(1) Compared to the previous model. (2) Data-base: May/25.

Strategy progress:

Investments

Expansion of the funding plan

Focus on expanding retail funding by leveraging the robustness of Toro and Santander. Building the best investment platform in the market, grounded in a humanized relationship with scale and digital excellence.


Santander

Santander AAA

We continue to evolve in our expansion plan, leveraging high technology to hyper-personalize the experience of our customers and boost productivity even more.

In this regard, we launched Pitch Maker, an artificial intelligence assistant that further enhances our advisor's ability to deliver exceptional service to the client, with more interactions, closer relationships, and greater value.

The tool cross-references and analyzes data in real-time, understands the investor's profile, and generates portfolio and product recommendations within seconds, allowing us to provide a more agile, intelligent, and tailored service to the reality of each client, reinforcing the value of personalized relationships.

We are strategically advancing in the way we provide investment advisory and connect data, technology, and relationships to serve our clients.

We have 1,700 advisors, a presence in 180 cities, and a high level of service satisfaction, with an NPS of 85 points (+4 p.p. QoQ).

Individuals

We remain focused on changing the funding mix to achieve a higher share of Individual's segment. As a result of our efforts, the share of individuals increased by 4 p.p. YoY, from 44% (2Q24) to 47% (2Q25).

The individual investor client base, meaning those with investments exceeding R$ 100,000, grew by 8% YoY.

Strategy progress:

Our people are the greatest lever for delighting our customers

We continue to strengthen our organizational culture, which has the purpose of helping people and businesses prosper. Our employees highlight that teamwork, collaboration, and an inclusive environment are among the top reasons for pride in being part of the Group.

Taking initiative and innovation gain prominence, accelerating digital transformation and enhancing personalized offerings for the most diverse segments of society.

We achieved an eNPS[1] of 79 points in our Your Voice survey, an important tool that enables us to gauge the organization's pulse and establish actions for the constant evolution of Santander.



Inclusive culture

37% Black and brown employees

- +2 p.p. in 2 years
- +1 p.p. YoY

36% Women in leadership roles

- +1 p.p. in 2 years
- +1 p.p. YoY

Continuous learning

Growth opportunities are democratized and within everyone's reach. We invest in fostering an environment where each professional engages in continuous learning and, from that, takes the lead in building their own career.

97% of employees participated in training during the year

58% of all courses are taught by internal instructors

Well-being

The health and well-being of employees are non-negotiable for Santander. We focus on physical, emotional, social and financial well-being of our employees.

(1) eNPS (Employee Net Promote Score) – measurement of employee satisfaction levels.

Strategy progress:

Sustainability

Our sustainability history started over 20 years ago. Throughout this period, we have undergone a journey of significant evolution, during which we have refined our programs, businesses and governance pertaining to the theme.

In this journey, the highlights are the assessment and mitigation of social, environmental, and climate risks when providing loans to projects and companies; the generation of businesses that support customers' transition towards a low-carbon economy; and the building of a more inclusive society through actions in education, employability and entrepreneurship, in addition to financial and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as climate, financial and cultural inclusion. To ensure proper governance of this process, we rely on robust policies and controls, supported by senior leadership.







Main highlights of the quarter:

- We enabled R$ 17 billion in sustainable business and achieved a portfolio[1] of R$ 40.5 billion, which includes green bond issuances, clean energy financing, and dedicated product options.
- We maintained our market leadership in CBIOS (carbon credits) with a 43% market share.
- Through PRONAMPE, a Brazilian Federal Government's program, we reached a portfolio of R$ 5.3 billion, supporting micro and small businesses in driving their growth.
- At Prospera Santander Microfinance, which provides financial solutions to entrepreneurs, we attained a loan portfolio of R$ 3.3 billion, with 1.4 million customers, covering more than 1,700 municipalities.
- Through social and productive inclusion initiatives, financial education, and cultural activities, we have benefited 336,000 people seeking professional development, with an investment of nearly R$ 9.5 million.
- In recognition of our efforts in sustainability, we continue to be part of the B3 Corporate Sustainability Index. We reached the 11th place among the 82 participating companies.

(1) Portfolio includes operations that qualify under Santander's Sustainable Finance and Investment Classification System ("SFICS").

2nd quarter 2025 Performance Analysis

In the second quarter, the net profit amounted to R$ 3.7 billion, rising by 9.8% from the previous year and declining by 5.2% from last quarter, resulting in a ROAE of 16.4%, an increase of 0.8 p.p. YoY and a decrease of 1.1 p.p. in three months.

Total revenues showed good performance, with net interest income expanding by 4.4% for the year, driven by a client NII increase of 11.3% YoY. This growth is reflected in the credit NII and funding NII, both supported by higher volumes and a meticulous pricing management policy. In the quarterly comparison, net interest income showed a decline of 3.3%, explained by the negative sensitivity to the increase in interest rates, which impacts market NII, partially offset by the increase in client NII.

Fees remained virtually stable for the year (+0.4%), primarily explained by revenues that were reclassified to net interest income, in accordance with CMN Resolution No. 4,966/21, adopted in 2025. Excluding these effects, fees would have grown by 3.0%, driven by cards. In the quarter, fees rose by 1.3% while maintaining our focus on revenue diversification, more balanced between credit and services.

The expanded loan portfolio grew by 1.5% over the year, aligned with the strategy of disciplined capital allocation focused on strategic businesses, portfolio risk diversification, and profitability, and showed a decline of 1.0% in the quarter. In the quarterly comparison, there was a one-off effect from a reduction in the drawee risk portfolio, given the discussions regarding the levying of IOF (tax on financial transactions), as well as the FX fluctuation effect.

Regarding funding, we remained stable for the year (+0.2%) and saw a reduction of 1.2% on a quarterly basis, driven by our pursuit of a more balanced mix between individual and business clients, where we evolved by 3.8 p.p. YoY and 2.0 p.p. QoQ, reaching a 47% share from the individual segment.

In terms of loan quality, we see an improvement in short-term NPL (-0.1 p.p. QoQ), following the seasonality of the previous quarter, and a controlled ratio over 90 days (-0.2 p.p. QoQ), with declines in both individual and business clients during the quarter. For the year, the 15-to-90 days NPL experienced an increase of 0.5 p.p., impacted by a more challenging macroeconomic environment, while the over-90 NPL dropped by 0.05 p.p., largely driven by a stricter renegotiation policy.

Expenses remained under control, growing by 1.5% over the year, below the growth of revenues and inflation, reflecting efficient cost management. In the quarter, we observed a reduction of 2.5%, evidencing our strict expense control during the period, which allowed for continuous improvement in our efficiency ratio, which hit 36.8% in the quarter (-2.5 p.p. YoY and -0.4 p.p. QoQ), the lowest level in 3 years.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights

Managerial Net Profit

R$ 3.7 billion — -5.2% QoQ, +9.8% YoY

Expanded loan portfolio

R$ 676 billion — -1.0% QoQ, +1.5% YoY

Funding from Clients

R$ 644 billion — -1.2% QoQ, +0.2% YoY

Client NII

R$ 16.1 billion — +1.9% QoQ, +11.3% YoY

Market NII

R$ -730 million — n.a. QoQ, n.a. YoY

Cost of Risk

3.9% — +0.2 p.p. QoQ, +0.3 p.p. YoY

Efficiency ratio

36.8% — -0.4 p.p. QoQ, -2.5 p.p. YoY

ROAE

16.4% — -1.1 p.p. QoQ, +0.8 p.p. YoY

Executive Summary

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24
Managerial Net Profit	3,659	3,861	-5.2%	3,332	9.8%
Performance indicators					
Managerial return on average equity[1] - annualized	16.4%	17.4%	-1.1 p.p.	15.5%	0.8 p.p.
Managerial return on average asset[1] - annualized	1.2%	1.2%	-0.01 p.p.	1.1%	0.1 p.p.
Efficiency ratio[2]	36.8%	37.2%	-0.4 p.p.	39.3%	-2.5 p.p.
Recurrence ratio[3]	81.2%	78.1%	3.0 p.p.	82.1%	-0.9 p.p.
NPL ratio (15 to 90 days)	4.0%	4.1%	-0.1 p.p.	3.5%	0.5 p.p.
NPL ratio (over 90 days)	3.1%	3.3%	-0.2 p.p.	3.2%	-0.05 p.p.
Coverage ratio of stage 3 loan portfolio[4]	67.1%	74.1%	-6.9 p.p.	-	-
Balance sheet	**Jun/25**	**Mar/25**	**Jun/25 x Mar/25**	**Jun/24**	**Jun/25 x Jun/24**
Total Assets	1,224,314	1,234,641	-0.8%	1,248,625	-1.9%
Loan portfolio	539,496	546,265	-1.2%	538,502	0.2%
Total expanded loan portfolio[5]	675,523	682,293	-1.0%	665,592	1.5%
Funding from clients[6]	643,827	651,486	-1.2%	642,406	0.2%
Equity	92,459	90,544	2.1%	87,955	5.1%
BIS ratio	15.0%	14.3%	0.7 p.p.	14.4%	0.6 p.p.
CET1 ratio	11.6%	11.1%	0.5 p.p.	11.2%	0.4 p.p.
Shares Indicators	**2Q25**	**1Q25**	**2Q25 x 1Q25**	**2Q24**	**2Q25 x 2Q24**
Market Cap (R$ million)	110,130	99,507	10.7%	103,239	6.7%
Managerial Net Profit by unit (R$) - annualized	3.92	4.13	-5.2%	3.57	9.7%
Accounting net profit by unit (R$) - annualized	3.85	4.05	-4.9%	3.48	10.5%
Total shares by the end of the period - million[7]	7,471	7,471	-	7,460	11
Book value by unit (R$)	24.23	23.69	2.3%	22.93	5.7%
IoC and Dividends[8] (R$ million)	1,500	1,500	-	1,500	-
Other data	**Jun/25**	**Mar/25**	**Jun/25 x Mar/25**	**Jun/24**	**Jun/25 x Jun/24**
Employees	53,918	55,303	(1,385)	55,091	(1,173)
Stores	1,036	1,126	(90)	1,378	(342)
Points of sale	910	979	(69)	1,129	(219)
Own ATMs	6,699	7,146	(447)	8,404	(1,705)
Shared ATMs	24,850	24,285	565	23,872	978

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,949 million in June 2025, R$ 2,060 million in March 2025, and R$ 2,412 million in June 2024.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses.

(4) Coverage ratio: stage 3 provision under stage 3 portfolio.

(5) Including private securities and guarantees (mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers and floating rates notes).

(6) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(7) Number of shares representing the outstanding share capital, excluding treasury shares.

(8) June/25: On April 10th of 2025, approved the distribution of IoC in the amount of R$ 1,500 million.
Mar/25: On January 10th of 2025, approved the distribution of IoC in the amount of R$ 1,500 million.
June/24: On April 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million.

Managerial Income Statement

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24
Net Interest Income	15,396	15,922	-3.3%	14,751	4.4%
Client NII	16,127	15,825	1.9%	14,493	11.3%
Market NII	(730)	97	n.a.	258	n.a.
Fees	5,204	5,137	1.3%	5,182	0.4%
Total Revenue	20,600	21,058	-2.2%	19,933	3.3%
Allowance for Loan Losses [1]	(6,862)	(6,390)	7.4%	(5,896)	16.4%
Provision for Loan Losses	(7,758)	(7,012)	10.6%	(6,631)	17.0%
Income from the Recovery of Written-Off Loans	896	622	44.1%	735	21.8%
General Expenses	(6,412)	(6,573)	-2.5%	(6,314)	1.5%
Personnel Expenses	(3,033)	(3,189)	-4.9%	(2,979)	1.8%
Administrative Expenses	(3,379)	(3,384)	-0.2%	(3,336)	1.3%
Tax Expenses	(1,334)	(1,341)	-0.5%	(1,369)	-2.6%
Investments in Affiliates and Subsidiaries	80	77	3.5%	44	79.4%
Other Operating Income/Expenses	(1,928)	(2,126)	-9.3%	(2,535)	-23.9%
Operating Income	4,144	4,704	-11.9%	3,863	7.3%
Non Operating Income [1]	58	43	33.8%	44	31.0%
Profit before Tax	4,201	4,747	-11.5%	3,907	7.5%
Income Tax and Social Contribution	(429)	(823)	-47.8%	(530)	-19.0%
Minority Interest	(113)	(64)	77.3%	(45)	n.a.
Managerial Net Profit	3,659	3,861	-5.2%	3,332	9.8%
Accounting Net Profit	3,593	3,778	-4.9%	3,247	10.6%

Managerial net profit and ROAE

R$ million


0.8 p.p.
-1.1 p.p.
ROAE
15.5%
17.0%
17.6%
17.4%
16.4%
3,332
3,664
3,855
3,861
3,659
2Q24
3Q24
4Q24
1Q25
2Q25

(1) Disregarding the joint venture with Pluxee completed in 2Q24 in the amount of R$ 1,930 million and the additional provision in the same amount.

Net Interest Income

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24
Client NII	16,127	15,825	1.9%	14,493	11.3%
Product NII	15,453	15,108	2.3%	13,883	11.3%
Volume	599,342	605,630	-1.0%	588,235	1.9%
Spread (p.a.)	10.75%	10.51%	0.24 p.p.	9.81%	0.94 p.p.
Working Capital	673	717	-6.1%	610	10.4%
Market NII	-730	97	n.a.	258	n.a.
NII	15,396	15,922	-3.3%	14,751	4.4%

Net interest income reached R$ 15,396 million in 2Q25, a decline of 3.3% over three months. Client NII amounted to R$ 16,127 million, increasing by 1.9% for the quarter, while market NII deteriorated, leading to a loss of R$ 730 million.

On an annual comparison, net interest income increased by 4.4%, highlighted by the client NII, which expanded by 11.3% thanks to higher volumes and spreads.

During the quarter, client NII grew by 1.9%, primarily due to product NII, benefited by higher number of calendar days and greater spreads, resulting from a disciplined pricing policy, offsetting the contraction in average volume. On the other hand, working capital was impacted by a reduction in average volume, although partially offset by the increase of interest rate. On an annual basis, client NII rose by 11.3%, driven by both credit NII and funding NII, benefiting from the increase in the Selic rate, higher volumes, and a better mix.

Market NII fell in the quarter, totaling -R$ 730 million, compared to R$ 97 million three months earlier, impacted by its negative sensitivity to the rise in interest rates and lower treasury results.

Evolution of net interest income

R$ million


0.94 p.p.
0.24 p.p.
Spread (p.a.)
9.81%
9.89%
10.49%
10.51%
10.75%
NII
14,751
15,227
15,978
15,922
15,396
Client NII
14,493
14,902
15,780
15,825
16,127
Market NII
258
325
198
97
(730)
2Q24
3Q24
4Q24
1Q25
2Q25

Fees

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24	
Cards	1,483	1,420	4.4%	1,328	11.7%	
Current Account	939	900	4.3%	887	5.9%	
Insurance Fees	1,027	1,028	-0.1%	992	3.4%	
Credit Operations	454	453	0.1%	578	-21.5%	+2.0%[1]
Securities Brokerage and Placement	353	398	-11.3%	441	-19.9%	
Asset Management	433	414	4.6%	381	13.5%	
Asset management and pension funds	152	150	1.2%	150	1.2%	
"Consórcios"	281	264	6.5%	231	21.5%	
Collection Services	290	277	4.5%	302	-4.3%	
Others	227	246	-7.8%	273	-17.0%	
Total Fees	5,204	5,137	1.3%	5,182	0.4%	+3.0%[1]

Fees totaled R$ 5,204 million in 2Q25, growing by 1.3% over three months, primarily due to higher revenues from cards, current account services, and "consórcios". In annual terms, fees saw an increase of 0.4%, highlighted by revenues from cards, current accounts, and "consórcios", partially offset by a reduction in the loan operation lines, impacted by the reclassification stemming from CMN Resolution No. 4,966/21. Disregarding the effects of the regulation, the loan operation line would have grown by 2.0% for the year, and the total growth in fees would have been 3.0%.

Evolution of total fees

R$ million


0.4%
1.3%
5,182
5,334
5,515
5,137
5,204
2Q24
3Q24
4Q24
1Q25
2Q25

2Q25 fee breakdown

R$ million


5,182
155
52
34
(124)
12[1]
(88)
51
(13)
(46)
5,340[1]
5,204
2Q24
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage and Placement
Asset Management
Collection Services
Others
2Q25

Cards

Card revenues reached R$ 1,483 million in 2Q25, marking an increase of 4.4% for the quarter, mostly owing to the rise in credit card turnover. Compared to 2Q24, these revenues grew by 11.7%, largely driven by a 12% expansion in credit turnover, anchored by a 13% increase in average spending.

Turnover and average spending[2]

R$ billion


100
102
114
107
113
92.8
94.9
105.9
96.5
99.6
26.3
26.6
29.3
25.5
25.4
66.4
68.3
76.6
71.0
74.2
2Q24
3Q24
4Q24
1Q25
2Q25
Credit
Debit
Average spending (base 100)

Cards revenues

R$ million


1,328
1,371
1,554
1,420
1,483
2Q24
3Q24
4Q24
1Q25
2Q25

(1) Disregarding the CMN Resolution No. 4,966/21 effect. (2) Credit Spending.

Insurance

Insurance fees came to R$ 1,027 in 2Q25, remaining virtually stable for the quarter (-0.1%), despite improved performance in gross premiums, we saw lower growth in certain credit lines. In comparison with the same period last year, these revenues expanded by 3.4% reflecting strong performance in loan-related insurance given increased loan origination volumes, particularly in the Auto segment.


Insurance Revenues
R$ million
992
1,058
1,050
1,028
1,027
2Q24
3Q24
4Q24
1Q25
2Q25

Securities Brokerage and Placement

Securities brokerage and placement service fees amounted to R$ 353 million during the period, down by 11.3% over the quarter and by 19.9% from the same period one year earlier, both changes explained by the downturn in the capital markets.


Securities brokerage and placement revenues
R$ million
441
350
421
398
353
2Q24
3Q24
4Q24
1Q25
2Q25

Current Account

Current account service fees were R$ 939 million in 2Q25, growing by 4.3% over three months, with higher transactionally and, consequently, higher revenues from service packages and PIX in the business segment. In comparison to 2Q24, these revenues experienced an expansion of 5.9%.


Current account revenues
R$ million
44.5
45.1
45.9
47.0
47.7
887
920
933
900
939
2Q24
3Q24
4Q24
1Q25
2Q25
Current Account
Account holders (million)

Asset Management

Asset management fees totaled R$ 433 million in the quarter, a quarterly increase of 4.6% and 13.5% over the year, mainly thanks to revenues expansion from "consórcios". Commercial acceleration through new sales channels has boosted our "consórcios" business, resulting in a revenue growth of 21.5% for the year.


Asset Management revenues
R$ million
381
430
374
414
433
231
240
254
264
281
150
190
120
150
152
2Q24
3Q24
4Q24
1Q25
2Q25
Asset Management
"Consórcios"

Credit operations and Collections Services

Credit operation fees came to R$ 454 million in 2Q25, stable for the quarter (+0.1%) and down by 21.5% for the year, primarily due to the migration of origination-related fees, in accordance with CMN Resolution No. 4,966/21. Disregarding this reclassification, we would have seen an increase of 2.0% for the year. Meanwhile, collection service revenues totaled R$ 290 million during the period, up by 4.5% over three months, mainly attributed to the seasonality of 1Q25, and a decline of 4.3% for the year.

Allowance for loan losses and cost of risk

R$ million


3.7%
3.7%
3.5%
3.7%
3.9% 1
5,896 2
5,884
5,932
6,390
6,862
6,631
6,797
6,682
7,012
7,758
(735)
(913)
(750)
(622)
(896)
2Q24
3Q24
4Q24
1Q25
2Q25
LLP
Recovery of written-off loans
Cost of risk - 12M3

Managerial allowance for loan losses amounted to R$ 6,862 million in 2Q25, an increase of 7.4% in the quarter as a consequence of a still challenging macroeconomic environment. In a year-over-year comparison, the increase was 16.4%, impacted by both the macroeconomic backdrop and the implementation of CMN Resolution No. 4,966/21.

Loan losses provision expenses increased by 10.6% in the quarter and 17.0% to the year, primarily pressured by the macroeconomic scenario, as high interest rates tends to lead higher household debt levels and more Chapter 11 filings. The annual comparison is also impacted by changes in the provisioning model introduced by CMN Resolution No. 4,966/21.

Revenue from the recovery of written-off loans reached R$ 896 million in the quarter, rising by 44.1% in three months and 21.8% over the year, benefited by the R$ 3.8 billion sale of written off portfolio. We maintain our commitment to operating with excellence, backed by intensive use of technology and data, achieving a more accurate assessment of our customers' life stages.

The annualized semiannual cost of risk hit 3.9%, an increase of 0.2 p.p. in the quarter owed to higher provision expenses as well as the denominator effect from the reduction in the loan portfolio. Starting in 2025, the indicator incorporates a new methodology derived from CMN Resolution No. 4,966/21, thus not being comparable to periods prior to 2025.

(1) Annualized semiannual cost of risk (2) Disregards additional provision of R$ 1,930 million. (3) The cost of risk disregards the effect previously mentioned.

NPL Formation[1]


1.20%
1.10%
1.07%
1.23%
1.20%
6,313
5,902
5,744
6,766
6,568
2Q24
3Q24
4Q24
1Q25
2Q25
NPL formation (R$ million)
NPL formation over the total portfolio1

NPL formation totaled R$ 6,568 million in 2Q25, a reduction of 2.9% for the quarter and an increase of 4.0% over the year. The NPL formation to loan portfolio ratio stood at 1.20% in the quarter, reduction of 0.03 p.p. over three months, reflecting a slowdown in NPL compared to 1Q25, and stable for the year.

Write-off


1.12%
1.05%
1.01%
1.11%
1.47%
5,939
5,633
5,492
6,079
7,992
2Q24
3Q24
4Q24
1Q25
2Q25
Write-off (R$ million)
Write-off over loan portfolio2

Write-off amounted to R$ 7,992 million in 2Q25, increasing of 31.5% over three months, reflecting a more rigorous renegotiation policy, which resulted in a higher volume of write-offs in the quarter. Consequently, the write-off to loan portfolio ratio advanced by 0.36 p.p. in both the quarter and year, reaching 1.47%.

Renegotiated loan portfolio

R$ billion

Starting from January 1st, 2025, with the implementation of CMN Resolution No. 4,966/21, the renegotiated portfolio is presented under a broader concept, not being comparable to previous periods.

At the end of 2Q25, the renegotiated portfolio totaled R$ 44.8 billion, decreasing by 8.0% in the quarter and 17.2% year-over-year. We have adopted a more rigorous renegotiation policy. The coverage for this portfolio ended the quarter at 44.6%, a drop of 0.7 p.p. from the previous quarter.


49.3%
51.1%
45.3%
44.6%
48.7
24.0
44.8
22.9
Mar/25
Jun/25
Renegotiated portfolio
Restructured portfolio
Coverage ratio
Restructured / Renegotiated portfolio

(1) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, disregarding the renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters.

Asset quality

15-to-90-day NPL ratio


4.9%
4.9%
4.8%
5.6%
5.3%
3.5%
3.6%
3.7%
4.1%
4.0%
1.6%
1.6%
2.0%
1.9%
2.2%
Jun/24
Sep/24
Dec/24
Mar/25
Jun/25
Corporate and SMEs
Individuals
Total


4.3%
4.1%
4.4%
4.5%
5.0%
0.1%
0.1%
0.6%
0.2%
0.3%
Jun/24
Sep/24
Dec/24
Mar/25
Jun/25
SMEs
Corporate

The 15-to-90-day NPL ratio was 4.0% at the end of June 2025, down by 0.1 p.p. over the quarter, showing an improvement among individuals, and up by 0.5 p.p. in the year, impacted by the Corporate & SMEs segments.

The 15-to-90-day NPL ratio for individuals reached 5.3% in June 2025, a decrease of 0.3 p.p. QoQ, recovering from some of the seasonal rise seen in 1Q25, and an increase of 0.4 p.p. over the year, influenced by the macro and denominator effects, given the reduction in the individual loan portfolio for the year.

In Corporate & SMEs clients, the ratio closed June 2025 at 2.2%, reflecting rises of 0.3 p.p. for the quarter and 0.6 p.p. for the year, primarily impacted by SMEs.

In Corporate, there was a rise of 0.1 p.p. in three months and 0.2 p.p. for the year, ending the quarter at 0.3%. Among SMEs, the indicator hit 5.0%, advancing by 0.5 p.p. quarterly and 0.7 p.p. annually, primarily influenced by the macroeconomic environment and businesses filing for Chapter 11.

Over-90-day NPL ratio


4.2%
4.2%
4.3%
4.3%
4.0%
3.2%
3.2%
3.2%
3.3%
3.1%
1.6%
1.7%
1.6%
1.9%
1.8%
Jun/24
Sep/24
Dec/24
Mar/25
Jun/25
Corporate and SMEs
Individuals
Total


4.7%
4.8%
4.5%
4.9%
4.4%
0.2%
0.1%
0.04%
0.1%
0.2%
Jun/24
Sep/24
Dec/24
Mar/25
Jun/25
SMEs
Corporate

NPL ratio over 90 days reached 3.1% at the end of June 2025, down by 0.2 p.p in three months and 0.05 p.p. in twelve months, particularly due to individuals, where we saw drops of 0.3 p.p. in the quarter and the year, largely driven by a stricter renegotiation policy, which resulted in a higher volume of write-offs during the quarter.

The over-90-day NPL for individual customers hit 4.0% in the quarter, declining by 0.3 p.p. in both the quarter and the year, exhibiting improvement across all segments, particularly in cards.

Among Corporate & SMEs clients, the ratio stood at 1.8% in June 2025, falling by 0.1 p.p. in the quarter mostly due to SMEs, and climbing by 0.2 p.p for the year.

The ratio in the SMEs segment came to 4.4%, a drop of 0.4 p.p. in the quarter, driven by the lower revenue segments, and 0.2 p.p. for the year. In the Corporate segment, the ratio stood at 0.2%, an increase of 0.1 p.p. in the quarter and stable for the year, impacted by the increase of Chapter 11 cases.

Expenses

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24
Outsourced Services, Transports, Security and Financial System Services	(941)	(952)	-1.2%	(983)	-4.2%
Advertising, promotions and publicity	(136)	(164)	-17.1%	(162)	-16.2%
Data processing	(829)	(785)	5.6%	(696)	19.0%
Communications	(62)	(63)	-1.6%	(78)	-20.6%
Rentals	(150)	(164)	-8.6%	(186)	-19.3%
Maintenance and conservation of assets	(72)	(62)	16.2%	(72)	-0.9%
Water, Electricity and Gas	(44)	(43)	0.9%	(44)	-0.1%
Material	(19)	(27)	-28.2%	(29)	-34.0%
Other	(308)	(310)	-0.6%	(280)	10.0%
Subtotal	(2,561)	(2,570)	-0.4%	(2,531)	1.2%
Depreciation and Amortization[1]	(819)	(814)	0.5%	(805)	1.7%
Total Administrative Expenses	(3,379)	(3,384)	-0.2%	(3,336)	1.3%
Compensation[2]	(2,088)	(2,132)	-2.1%	(1,988)	5.0%
Charges	(484)	(602)	-19.6%	(524)	-7.7%
Benefits	(449)	(434)	3.4%	(436)	2.9%
Training	(12)	(21)	-43.3%	(14)	-14.5%
Other	(1)	(0)	n.a.	(17)	-96.1%
Total Personnel Expenses[2]	(3,033)	(3,189)	-4.9%	(2,979)	1.8%
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,594)	(5,759)	-2.9%	(5,510)	1.5%
Total General Expenses	(6,412)	(6,573)	-2.5%	(6,314)	1.5%
Employees	53,918	55,303	(1,385)	55,091	(1,173)
Stores and points of sale	1,946	2,105	(159)	2,507	(561)

General expenses totaled R$ 6,412 million in 2Q25, decreasing by 2.5% over three months, beneficiated by lower personnel expenses, mostly explained by efficiencies generated through the optimization of our store network, as well as lower spending on charges and compensation, which are seasonally higher in 1Q25. On an annual basis, there was an increase of 1.5%, which is below the growth of revenues and inflation during the period, primarily due to the footprint optimization, in spite of the 2024 collective bargaining agreement applied to the employee salary base starting from 3Q24, alongside higher spending on technology investments. Expenses related to business expansion and technology[3] rose by 6.2%, while recurring expenses fell by 0.8% over the year. We maintained our strict discipline in cost management, driven by technology, given our culture of productivity and operational excellence. As a reflection of these efforts, we reduced costs related to stores by 24% in 2 years and expenses related to infrastructure by 23% in 3 years.

The efficiency ratio stood at 36.8% in 2Q25, the lowest level in 3 years, showing reductions of 0.4 p.p. in the quarter and 2.5 p.p for the year. We remain committed to the intensive use of technology and efficient cost management and a thorough approach to optimizing our processes.

General Expenses


R$ million
6,314
805
2,531
2,979
6,457
812
2,619
3,026
6,769
830
2,634
3,306
6,573
814
2,570
3,189
6,412
819
2,561
3,033
2Q24
3Q24
4Q24
1Q25
2Q25
Personnel Expenses
Administrative Expenses
Depreciation and Amortization

Efficiency Ratio


39.3%
38.9%
38.0%
37.2%
36.8%
2Q24
3Q24
4Q24
1Q25
2Q25

(1) Excluding 100% of the goodwill amortization expense of R$ 66 million in 2Q25, R$ 82 million in 1Q25, and R$ 85 million in 2Q24. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Other Operating Income and Expenses

R$ million	2Q25	1Q25	2Q25 x 1Q25	2Q24	2Q25 x 2Q24
Results from credit cards	(450)	(452)	-0.6%	(465)	-3.3%
Provisions for contingencies	(1,087)	(928)	17.1%	(1,105)	-1.7%
Other	(392)	(746)	-47.5%	(964)	-59.4%
Other Operating Income (Expenses)	(1,928)	(2,126)	-9.3%	(2,535)	-23.9%

Other operating income and expenses amounted to an expense of R$ 1,928 million in 2Q25, down by 9.3% over the quarter. In comparison to 2Q24, there was a decrease of 23.9%, impacted by the reclassifications stipulated in CMN Resolution No. 4,966/21.

Balance Sheet

R$ million	Jun/25	Mar/25	Jun/25 x Mar/25	Jun/24	Jun/25 x Jun/24
Current Assets and Long-term Assets	1,208,920	1,219,181	-0.8%	1,232,698	-1.9%
Cash and Cash Equivalents	8,626	14,117	-38.9%	10,784	-20.0%
Financial Assets Measured at Fair Value Through Profit or Loss	231,133	237,620	-2.7%	-	n.a.
Financial Assets Measured at Fair Value Through Others	70,365	68,171	3.2%	-	n.a.
Interbank Investments	41,919	39,516	6.1%	121,389	-65.5%
Securities and Derivative Financial Instruments	120,590	122,467	-1.5%	302,157	-60.1%
Interbank Accounts	124,981	119,060	5.0%	110,761	12.8%
Lending Operations	408,832	411,226	-0.6%	417,435	-2.1%
Other Receivables	199,220	203,860	-2.3%	267,683	-25.6%
Other Assets	3,254	3,145	3.5%	2,491	30.6%
Permanent Assets	15,394	15,459	-0.4%	15,927	-3.3%
Temporary Assets	2,954	2,890	2.2%	2,888	2.3%
Fixed Assets	4,695	4,764	-1.5%	5,223	-10.1%
Intangibles	7,745	7,806	-0.8%	7,816	-0.9%
Total Assets	1,224,314	1,234,641	-0.8%	1,248,625	-1.9%
Current Liabilities and Long-term Liabilities	1,129,971	1,142,138	-1.1%	1,159,539	-2.5%
Financial Liabilities at Fair Value through Profit or Loss	32,860	29,066	13.1%	28,422	15.6%
Deposits	487,545	492,541	-1.0%	497,074	-1.9%
Money Market Funding	157,460	164,702	-4.4%	143,563	9.7%
Funds from Acceptance and Issuance of Securities	171,626	169,527	1.2%	150,973	13.7%
Interbank Accounts	3,777	3,295	14.6%	1,807	n.a.
Interbranch Accounts	5,751	5,971	-3.7%	4,445	29.4%
Borrowings	111,809	115,360	-3.1%	99,328	12.6%
Domestic Onlendings - Official Institutions	8,513	8,879	-4.1%	9,137	-6.8%
Other Payables	150,630	152,796	-1.4%	224,790	-33.0%
Minority Interest	1,883	1,958	-3.8%	1,131	66.5%
Equity	92,459	90,544	2.1%	87,955	5.1%
Total Liabilities	1,224,314	1,234,641	-0.8%	1,248,625	-1.9%

Total assets and liabilities amounted to R$ 1,224 billion at the end of June 2025, decreasing by 0.8% over three months and 1.9% compared to the same period last year. The changes for the year are mostly attributed to the modifications introduced by CMN Resolution No. 4,966/21 and fluctuations in the exchange rate during the periods. Shareholders' equity reached R$ 92,459 million in the quarter, growing by 2.1% in three months and 5.1% over twelve months.

Expanded loan portfolio

R$ million

	Jun/25	Mar/25	Jun/25 x Mar/25	Jun/24	Jun/25 x Jun/24
Individuals	248,660	252,404	-1.5%	248,932	-0.1%
Consumer Finance	87,403	83,547	4.6%	75,450	15.8%
SMEs	78,835	77,984	1.1%	70,922	11.2%
Corporate	124,597	132,331	-5.8%	143,199	-13.0%
Total	539,496	546,265	-1.2%	538,502	0.2%
Private Securities[1]	69,373	68,530	1.2%	60,413	14.8%
Guarantees	66,654	67,498	-1.3%	66,677	0.0%
Expanded Portfolio	675,523	682,293	-1.0%	665,592	1.5%

The loan portfolio totaled R$ 539,496 at the end of June 2025, down by 1.2% from the previous quarter, given disciplined capital allocation, prioritizing higher profitability lines, and maintaining good asset quality. In this regard, the following are noteworthy: (i) the reduction of the payroll loan portfolio (-4.2%), as well as the (ii) effect of the decrease in the corporate loan portfolios (-5.8%), largely explained by the decline in the drawee risk product, reflecting the discussions regarding regulatory changes in the levying of the IOF (tax on financial transactions), and (iii) the impact of exchange rate fluctuations on the portfolio of products in foreign currency, which also affected the overall growth of the loan portfolio. Disregarding exchange rate fluctuations and the IOF effect, the corporate loan portfolio would have decreased by 0.8% QoQ and the total portfolio would have been stable (+0.1%) in the quarter. Yearly, disregarding the FX fluctuations, the corporate portfolio and total portfolio would have decreased 12.4% YoY and increased 0.4% YoY respectively.

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees amounted to R$ 675,523 million, decreasing by 1.0% in the quarter, mainly due to the reduction in the loan portfolio (-1.2%) and guarantees (-1.3%), partially offset by a 1.2% growth in the private securities portfolio. Annually, there was an increase of 1.5%, reflecting the rise in private securities (+14.8%), particularly promissory notes and debentures. Disregarding the FX fluctuations and the IOF, the expanded loan portfolio would have been virtually stable (-0.1%) in the quarter. Yearly, disregarding the FX fluctuations, we would have grown 1.7%.

Loan concentration[2]

R$ million – Jun/25

	Exposure	Exposure / Total Portfolio
Biggest debtor	8,240	1.2%
10 biggest debtors	45,307	6.5%
20 biggest debtors	66,305	9.6%
50 biggest debtors	102,159	14.7%
100 biggest debtors	133,317	19.2%

At the end of June 2025, only 19.2% of our loan exposure was concentrated among the top 100 largest debtors.

(1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers and floating rates notes. (2) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in debentures, promissory notes, and mortgage receivables certificates (CRI).

Loan portfolio by product

R$ million

	Jun/25	Mar/25	Jun/25 x Mar/25	Jun/24	Jun/25 x Jun/24
Individuals[1]	248,660	252,404	-1.5%	248,932	-0.1%
Leasing / Auto loan	7,932	8,576	-7.5%	7,337	8.1%
Credit Card	57,707	58,080	-0.6%	51,015	13.1%
Payroll Loans	65,790	68,706	-4.2%	73,227	-10.2%
Mortgages	69,838	68,094	2.6%	65,507	6.6%
Agricultural Loans	9,886	10,399	-4.9%	11,890	-16.9%
Personal Loans / Other	37,507	38,549	-2.7%	39,955	-6.1%
Consumer Finance	87,403	83,547	4.6%	75,450	15.8%
Individuals	72,854	70,755	3.0%	65,343	11.5%
Companies	14,549	12,792	13.7%	10,107	44.0%
Corporate and SMEs[1]	203,432	210,315	-3.3%	214,120	-5.0%
Leasing / Auto loan	3,372	3,544	-4.8%	3,689	-8.6%
Mortgages	3,981	4,005	-0.6%	3,404	17.0%
Trade Finance	89,992	92,344	-2.5%	96,305	-6.6%
On-lending	7,231	7,503	-3.6%	7,712	-6.2%
Agricultural Loans	12,541	11,813	6.2%	13,266	-5.5%
Working Capital / Others	86,316	91,106	-5.3%	89,744	-3.8%
Total	539,496	546,265	-1.2%	538,502	0.2%
Private securities[2]	69,373	68,530	1.2%	60,413	14.8%
Guarantees	66,654	67,498	-1.3%	66,677	0.0%
Expanded Loan Portfolio	675,523	682,293	-1.0%	665,592	1.5%

Individuals loan portfolio

Individuals loan portfolio amounted to R$ 248,660 million at the end of June 2025, a contraction of 1.5% over three months, mostly explained by a reduction of 4.2% in payroll loans, and virtually stable over twelve months.

The personal credit card portfolio reached R$ 57,707 million, marking a decrease of 0.6% for the quarter and growth of 13.1% for the year.

The payroll loan portfolio came to R$ 65,790 million, experiencing declines of 4.2% in the quarter and 10.2% annually, reflecting lending selectivity with a focus on maximizing return on capital.

The personal loans/other portfolio, which includes renegotiated loans, was R$ 37,507 million, falling by 2.7% in the quarter and 6.1% over twelve months, mainly owing to the decline in the renegotiated loans, reflecting the improved quality of our portfolio We have adopted a more rigorous renegotiation policy.

Individuals loan portfolio mix by product



2.9%
4.8%
16.1%
20.5%
26.3%
29.4%
3.4%
4.1%
15.3%
23.0%
27.0%
27.2%
3.2%
4.0%
15.1%
23.2%
28.1%
26.5%
Jun/24
Mar/25
Jun/25
Payroll Loans
Mortgages
Credt Card
Personal Loan/ Other
Agribusiness
Leasing/ Auto Loan

(1) There was migration between the products, without effect in the total portfolio by segment. For better comparison, we reclassified the lines for 2024. (2) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers and floating rates notes.

Consumer Finance and auto loans

The consumer finance portfolio totaled R$ 87,403 million, with most of it allocated towards vehicles, showing increases of 4.6% for the quarter and 15.8% for the year. Meanwhile, the total portfolio of auto loans to individuals, comprising operations conducted by both the Consumer Finance unit and the Bank's distribution channels, reached R$ 76,956 million in the quarter, up by 1.7% in three months and 12.9% over twelve months.

Consumer Finance portfolio mix


R$ million
75,450
11%
89%
83,547
11%
89%
87,403
12%
88%
Jun/24
Mar/25
Jun/25
Vehicles
Goods & Services

Our lending expertise is a competitive edge, and the Consumer Finance unit continues to stand out as a key component of the credit pillar. We keep exploring the Consumer Finance cross-selling and strategic partnerships, with 6 of the 10 largest automakers in the country, contributing to healthy portfolio growth, keeping NPL over 90-day at controlled levels, stable for the quarter and down by 0.3 p.p. for the year.

Individual auto loan portfolio by channel


R$ million
68,153
7,337
60,816
75,675
8,576
67,099
76,956
7,932
69,024
Jun/24
Mar/25
Jun/25
Santander Financiamentos
Internal channel

Auto loan origination


R$ million
14,074
11,241
12,151
2Q24
1Q25
2Q25

Portfolio LTV (Jun/25): 58%

Corporate and SMEs loans

The expanded Corporate & SMEs loan portfolio totaled R$ 324,193 million, decreasing by 1.8% in three months and 0.2% over the year. In June 2025, 37.2% of our expanded Corporate & SMEs portfolio was composed of guarantees and private securities (+1.0 p.p. QoQ and +3.1 p.p. YoY).

The expanded Corporate loan portfolio amounted to R$ 238,033 million, showing declines of 2.8% in three months and 3.5% over twelve months, reflecting the discussions regarding regulatory changes involving the tax over financial transactions (IOF), particularly concerning drawee risk lines, in addition to the FX effect. Excluding those factors, the expanded portfolio in the segment would have decreased by 0.5% in the quarter. Yearly, disregarding only the FX factor, the expanded loan portfolio would have decreased 3.0%. In private securities, we saw increases of 3.6% quarterly and 26.0% annually, mainly due to rural product bonds ("CPR") in the quarter. Guarantees declined by 1.2% in three months and stable (+0.1%) in twelve months.

The expanded SMEs loan portfolio amounted to R$ 86,161 million, rising by 1.0% over three months and 9.9% for the year, with growth concentrated in the loan portfolio, reflecting the advancements in our offering for the segment, enhancing primary relationships. Private securities rose by 2.4% in the quarter and declined of 4.1% in the year.

Expanded Corporate and SMEs loan portfolio mix by segment


R$ million
324,935
24%
76%
330,125
26%
74%
324,193
27%
73%
Jun/24
Mar/25
Jun/25
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


37.2%
62.8%
Private Securities and guarantees
Loan porfolio

Funding

R$ million	Jun/25	Mar/25	Jun/25 x Mar/25	Jun/24	Jun/25 x Jun/24
Demand deposits	49,068	50,436	-2.7%	39,159	25.3%
Saving deposits	53,884	54,786	-1.6%	57,980	-7.1%
Time deposits	377,344	381,500	-1.1%	395,408	-4.6%
Repo products[1]	10,441	12,536	-16.7%	15,942	-34.5%
Mortgage (LCI) and Agribusiness (LCA) credit notes	81,337	78,340	3.8%	81,384	-0.1%
Financial bills and others[2]	71,753	73,887	-2.9%	52,533	36.6%
Funding from clients (A)	643,827	651,486	-1.2%	642,406	0.2%
(-) Reserve Requirements	(95,654)	(92,488)	3.4%	(86,104)	11.1%
Funding Net of Reserve Requirements	548,172	558,998	-1.9%	556,302	-1.5%
Borrowing and Onlendings	8,930	8,910	0.2%	9,143	-2.3%
Subordinated Debts	24,532	23,659	3.7%	21,382	14.7%
Offshore Funding	128,741	131,643	-2.2%	114,913	12.0%
Total Funding (B)	710,376	723,210	-1.8%	701,740	1.2%
Assets under management[3]	447,572	439,745	1.8%	413,220	8.3%
Total Funding and Asset under management	1,157,947	1,162,955	-0.4%	1,114,959	3.9%
Total Credit from clients[4] (C)	608,869	614,796	-1.0%	598,915	1.7%
C/B (%)	85.7%	85.0%	0.7 p.p.	85.3%	0.4 p.p.
C/A (%)	94.6%	94.4%	0.2 p.p.	93.2%	1.3 p.p.

The customer funding balance reached R$ 643,827 million at the end of June 2025, a decrease of 1.2% in the quarter, primarily impacted by reductions in time deposits, mainly in corporate. We continue to follow our funding plan based on optimizing the mix with a higher share of individuals, reducing the bank's funding costs while maintaining optimized levels of liquidity indicators. Currently, the Individual[5] segment accounts for 47%, achieving an increase of 4 p.p. over 12 months. For the year, customer funding increased by 0.2%, mostly attributed to financial bills and demand deposits, partially offset by time deposits.

Capital

R$ million	Jun/25	Mar/25	Jun/25 x Mar/25	Jun/24	Jun/25 x Jun/24
Tier I Capital	91,444	88,002	3.9%	84,219	8.6%
CET1	83,365	80,206	3.9%	77,058	8.2%
Additional Tier I	8,079	7,796	3.6%	7,160	12.8%
Tier II Capital	16,714	16,098	3.8%	14,507	15.2%
Adjusted Capital (Tier I and II)	108,158	104,100	3.9%	98,726	9.6%
Risk Weighted Assets (RWA)	719,991	725,641	-0.8%	686,455	4.9%
Credit Risk Capital requirement	600,228	604,366	-0.7%	593,481	1.1%
Market Risk Capital requirement	46,615	48,127	-3.1%	35,494	31.3%
Operational Risk Capital requirement	73,148	73,148	0.0%	57,479	27.3%
Basel Ratio	15.0%	14.3%	0.7 p.p.	14.4%	0.6 p.p.
Tier I (%)	12.7%	12.1%	0.6 p.p.	12.3%	0.4 p.p.
CET1 (%)	11.6%	11.1%	0.5 p.p.	11.2%	0.4 p.p.
Additional Tier I (%)	1.1%	1.1%	0.0 p.p.	1.0%	0.1 p.p.
Tier II (%)	2.3%	2.2%	0.10 p.p.	2.1%	0.2 p.p.

The BIS ratio stood at 15.0%%, a rise of 0.7 p.p. in the quarter, mainly explained by quarter profit and the decrease of 0.8% in the risk weighted assets. Compared to the same period last year, the BIS ratio increased 0.6 p.p., mainly due to the growth of 9.6% in the adjusted capital, partially offset by the rise of 4.9% in the risk weighted assets.

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	2Q25	Reclassifications						2Q25
R$ Million	**Accounting**	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**FX Effects (net)**	**Other events[4]**	**Managerial**
Net Interest Income	**13,552**	**(149)**	**(70)**	**-**	**-**	**1,825**	**239**	**15,396**
Allowance for Loan Losses	(6,996)	-	70	-	-	-	63	(6,862)
FX Effects (net)	1,825	-	-	-	-	(1,825)	-	-
Net Interest Income After Loan Losses	**8,382**	**(149)**	**-**	**-**	**-**	**-**	**302**	**8,534**
Fees	5,479	-	-	-	-	-	(275)	5,204
General Expenses	(5,780)	-	-	66	(679)	-	(19)	(6,412)
Personnel Expenses	(2,411)	-	-	-	(679)	-	57	(3,033)
Administrative Expenses	(3,369)	-	-	66	-	-	(77)	(3,379)
Tax Expenses	(1,483)	149	-	-	-	-	-	(1,334)
Investments in Affiliates and Subsidiaries	80	-	-	-	-	-	-	80
Other Operating Income/Expenses	(1,920)	-	-	-	-	-	(8)	(1,928)
Operating Income	**4,757**	**-**	**-**	**66**	**(679)**	**-**	**0**	**4,144**
Non Operating Income	58	-	-	-	-	-	-	58
Net Profit Before Tax	**4,814**	**-**	**-**	**66**	**(679)**	**-**	**0**	**4,201**
Income Tax and Social Contribution	(429)	-	-	-	-	-	-	(429)
Profit Sharing	(679)	-	-	-	679	-	-	-
Minority Interest	(113)	-	-	-	-	-	-	(113)
Net Profit	**3,593**	**-**	**-**	**66**	**-**	**-**	**0**	**3,659**

(1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from overseas investments (branches and subsidiaries);
(2) Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.